UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

BridgeWell Secured Income LP

(Exact name of issuer as specified in its charter)

Florida

(State of other jurisdiction of incorporation or organization)

BridgeWell Secured Income LP

2400 E. Colonial Drive, Ste 200 Orlando, FL 32803

407-447-5000

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

39-2858605

(I.R.S. Employer Identification Number)

Limited Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Forward-Looking Statement

This Semi-Annual Report of BridgeWell Secured Income LP, a Florida limited partnership, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the BridgeWell Secured Income LP Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

BridgeWell Secured Income LP (the “Partnership”) was formed on June 23, 2025 in the state of Florida primarily to acquire performing first-lien mortgage notes or trust deeds secured by real property originated by BridgeWell Capital LLC (the “Lender”). The Partnership generates revenue primarily from interest received on acquired mortgage notes. However, under certain favorable market conditions, the Partnership may also generate revenues through the direct ownership of real estate, which may generate revenue in two ways: cash flow from leasing the properties or profits from reselling the properties. The Partnership may also purchase non-performing notes under certain favorable market conditions. These investments may generate revenues by facilitating the performance of the notes or by foreclosing on the underlying properties and generating profits from the resulting real estate holdings, as described above. The Partnership has no plans to change its business activities or combine with another business, and the Partnership is not aware of any events or circumstances that would cause its plans to change.

As of June 30, 2026, and December 31, 2025, the number of outstanding Limited Partnership Units were 9,169.42 and 4,643.20, respectively.

As of June 30, 2026, the Partnership was invested in $9,017,399 million in secured mortgage loan notes and did not have any real estate investments.

The Partnership held $193,994 in cash at depository insured banks as of June 30, 2026.

From December 31, 2025 to June 30, 2026, mortgage loans receivable increased from $4,528,766 to $9,017,399. During the six months ended June 30, 2026, the Partnership acquired approximately $7,868,216 of mortgage loans, partially offset by approximately $3,379,583 of loan payoffs and paydowns. Total assets increased from $4,592,575 at December 31, 2025 to $9,293,420 at June 30, 2026. Partners’ equity increased from $4,541,154 to $9,050,547, primarily as a result of additional partner contributions and net income, partially offset by withdrawals, distributions and offering costs. Total liabilities increased from $51,421 to $242,873, primarily as a result of the increase in deferred payments.

Results of Operations

Net Income: During the six months ended June 30, 2026, the Partnership generated $338,946 of interest income and net income of $294,022. The Partnership expects income to increase as additional investor capital is raised and deployed into mortgage loans; however, the timing and amount of future income will depend on capital raising, loan deployment, borrower performance, interest rates, and general market conditions.

Operating Expenses: During the six months ended June 30, 2026, the Partnership reported $44,924 in Operating Expenses. The Partnership expects certain expenses, including management, servicing, legal, audit, compliance, and administrative costs, to increase as the Partnership scales.

Liquidity and Capital Resources

The Partnership’s principal short- and long-term liquidity needs include funding the acquisition of additional mortgage loans, paying operating expenses and fees, making distributions to Limited Partners, and satisfying permitted withdrawal requests. The Partnership expects to satisfy these liquidity needs primarily through a combination of internally generated cash flows and proceeds from the sale of Interests in its ongoing Regulation A offering.

Internal Sources of Liquidity

The Partnership’s principal internal sources of liquidity consist of cash on hand and cash generated from its mortgage loan portfolio, including monthly interest payments, principal repayments, loan payoffs and paydowns and, when applicable, proceeds from the sale or participation of mortgage loans. Because a substantial portion of the Partnership’s assets is invested in mortgage loans, the timing of principal repayments and loan payoffs may affect the amount of cash available for new investments, distributions and withdrawals.

External Sources of Liquidity

The Partnership’s principal external source of liquidity is capital raised through the ongoing offering of its Interests under Regulation A. The Partnership is qualified to offer up to $75,000,000 of Interests, less amounts previously sold under the offering. The unused portion of the offering represents a potential source of additional capital; however, investors are not obligated to purchase additional Interests, and there can be no assurance as to the amount or timing of future capital raised.

The Partnership does not currently maintain any warehouse lines of credit or other third-party financing arrangements and therefore does not currently have any committed unused borrowing capacity. Management may consider establishing such financing arrangements as the Partnership grows, but there can be no assurance that such financing will be available on acceptable terms or at all.

Management currently expects that cash on hand, cash generated by the Partnership’s mortgage loan portfolio and anticipated proceeds from the ongoing offering will be sufficient to meet the Partnership’s reasonably anticipated short- and long-term liquidity requirements. The Partnership does not currently have any material commitments for capital expenditures.

Regulation A Offering

On September 17, 2025, the Partnership commenced an offering of up to 2,500 Limited Partner Interests at an offering price of $1,000 per Interest (the “Maximum Offering Amount” of $2,500,000). Interests may be issued in fractional amounts.

On December 3, 2025, the Partnership increased the Maximum Offering Amount to $10,000,000 and increased the maximum Interests offered from 2,500 to 10,000 Interests (at $1,000 per Interest).

On June 4, 2026, the Partnership received qualification from the U.S. Securities and Exchange Commission to issue Limited Partnership Units under Regulation A, the Conditional Small Issues Exemption, for a period of 12 months. Under the terms of the Partnership’s offering, it can issue up to 75,000 Limited Partnership Units at a price of $1,000 per unit.

Withdrawals and Distributions

There is no public market for units of the Partnership, and none is expected to develop in the foreseeable future. No Limited Partner may withdraw within the first six (6) months following admission. Thereafter, the Partnership will use best efforts to honor withdrawal requests for return of capital and payment of any deferred Preferred Return, subject to available cash flow, financial condition, and General Partner approval.

A Limited Partner may request withdrawal and may receive a 100% return of capital (and payment of any deferred Preferred Return) provided: (a) the Limited Partner has been admitted for at least six (6) months, and (b) the Limited Partner provides a written withdrawal request at least ninety (90) days prior to the requested withdrawal.

Withdrawals are subject to aggregate limits: the maximum aggregate amount of capital returned (i) each calendar quarter is limited to 10% of the total outstanding capital of the Partnership as of December 31 of the prior year, and (ii) the General Partner may also limit aggregate withdrawals during any calendar year to not more than 10% of the total outstanding capital as of December 31 of the prior year. The General Partner may waive requirements in cases of undue hardship.

During the six months ending June 30, 2026, the Partnership had withdrawals of $55,000, and raised an additional $4,581,221 million in limited partner capital, for a net increase of $4,526,221 million. This does not include $252,137 in earnings distributions for the six months ended June 30, 2026. Of the $252,137 earnings distributions, $181,112 were elected to be deferred.

Trend Information

We are closely monitoring the impact of changing interest rates and rates of return on the type of secured mortgage notes that the Partnership purchases. During the reporting period ending June 30, 2026, we have not noticed a material change substantial enough to prevent the Partnership from acquiring investment inventory at sufficient rates to provide Limited Partner preferred returns.

Item 2. Other Information

None.

Item 3. Financial Statements

BRIDGEWELL SECURED INCOME LP BALANCE SHEETS (UNAUDITED) As of June 30, 2026 and December 31, 2025

	June 30,	December 31,
	2026	2025
ASSETS
Current Assets:
Cash	$193,994	$29,093
Other Current Assets:
Due from Related Party	$—	$1,000
Prepaid Expenses and Other Receivables	12,173	—
Mortgage Loans Receivable	9,017,399	4,528,766
Accrued Interest	69,853	33,716
Total Other Current Assets	9,099,426	4,563,482
Total Current Assets	9,293,420	4,592,575

TOTAL ASSETS	$9,293,420	$4,592,575

LIABILTIES & MEMBERS' EQUITY
Liabilities:
Current Liabilities:
Accrued Payable	$52,277	$25,015
Due to Related Party	—	16,923
Total Current Liabilities	52,277	41,938

Long Term Liabilities:
Deferred Payment	190,595	9,483
Total Long Term Liabilities	190,595	9,483

Total Liabilities	242,873	51,421

Partners' Equity	9,050,547	4,541,154

TOTAL LIABILTIES & PARTNERS' EQUITY	$9,293,420	$4,592,575

The accompanying notes are an integral part of these financial statements.

BRIDGEWELL SECURED INCOME LP
STATEMENTS OF OPERATIONS (UNAUDITED)
For the six-month periods ended June 30, 2026 and 2025

	2026	2025
Revenues:
Interest Income	$338,946	$—
Total Revenues	338,946	—
Expenses:
Servicing Fees	32,499	—
Management Fees	12,000	—
General & Administrative Expenses	425	—
Total Expenses	44,924	—

Net Income	$294,022	$—

The accompanying notes are an integral part of these financial statements.

BRIDGEWELL SECURED INCOME LP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL (Unaudited)
As of June 30, 2026 and December 31, 2025

	Partners
	Limited	General	Syndication Fees	Total Partners' Capital
Balance as of June 23, 2025 (Inception)	—	—	—	—
Contribution	4,643,200	13,266	(115,312)	4,541,154
Distribution and Withdrawals	(36,019)	(12,266)	—	(48,285)
Net Income	36,019	12,266	—	48,285
Balance as of December 31, 2025	4,643,200	13,266	(115,312)	4,541,154

	Partners
	Limited	General	Syndication Fees	Total Partners' Capital
Balance as of December 31, 2025	4,643,200	13,266	(115,312)	4,541,154
Contribution	4,581,221	—	(58,713)	4,522,508
Distribution and Withdrawals	(307,137)	—	—	(307,137)
Net Income	252,137	—	—	252,137
Balance as of June, 30 2026	9,169,421	13,266	(174,025)	9,008,662

The accompanying notes are an integral part of these financial statements.

BRIDGEWELL SECURED INCOME LP
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six-month periods ended June 30, 2026 and 2025

	2026	2025
Cash Flows from Operating Activities:
Net Income	$294,022	$—
Adjustments to Reconcile Net Income to Net
Change in Operating Assets & Liabilities:
(Increase)/Decrease in Assets:
Due from Related Party	1,000	—
Mortgage Loans Receivable	(4,488,634)	—
Prepaid Expenses and Other Receivables	(12,173)	—
Accrued Interest	(36,137)
Increase/(Decrease) in Liabilities:
Accounts Payable and Accrued Liabilities	27,263	—
Related Party Payable	(16,923)	30,708
Net Cash Used in Operating Activities	(4,231,582)	30,708

Cash Flows from Financing Activities:
Partners' Contributions	4,581,221	—
Withdrawals and Distributions	(126,025)	—
Capital Offering Costs	(58,713)	(30,708)
Net Cash Provided by Financing Activities	4,396,483	(30,708)

Net (Decrease) in Cash	164,901	—

Cash and Restricted Cash - Beginning of Period	29,093	—

Cash and Restricted Cash - End of Period	$193,994	$—

The accompanying notes are an integral part of these financial statements.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED June 30, 2026

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Organization

BridgeWell Secured Income LP (which may be referred to as the “Company,” “we,” “us,” or “our”) was formed as Limited Partnership on June 23, 2025, in Florida and is headquartered in Orlando, Florida. The Partnership provides investors with the opportunity to earn a preferred return and receive predictable monthly distributions. Its investment strategy focuses on real estate-backed bridge loans that emphasize high yield, liquidity, and security.

The Partnership operates by providing short-term bridge loans to real estate investors. These loans are originated by the Lender, BridgeWell Capital, and carry a fixed note rate. Monthly interest payments on performing notes allow the Partnership to make regular distributions to investors. Secured Income Manager LLC serves as the General Partner, overseeing operations, ensuring compliance with investment objectives, and maintaining ethical business practices.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Fiscal Year-End

The Partnership’s fiscal year ends on December 31st.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash and Cash Equivalents

Cash consists of funds held in the Company’s checking account. The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company has no cash equivalents as of June 30, 2026.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED June 30, 2026

Mortgage Loans Receivable

Mortgage loans receivable consists of fixed rate loans secured primarily first on residential and commercial properties. These loans are carried at their unpaid principal balance, adjusted for any unamortized premiums or discounts and net of the allowance for credit loss. Company loans will have varying terms at the discretion of the Manager. The Company recognize interest income monthly based on the agreed interest in the loan agreements. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the underlying collateral.

The Company will from time to time purchase non-performing loans from other individual or institutional investors. At its sole discretion, the Manager may accrue interest on these loans after assessing the likelihood of collection of such interest. This is reassessed at regular intervals by the Manager during the time of non-performance and pending foreclosure. If it is determined at reassessment that some or all of the accrued interest is likely uncollectable, these amounts will be recorded as a loss on the statement of income.

Allowance for Credit Losses (CECL)

The Company accounts for expected credit losses on financial assets measured at amortized cost, including mortgage loans receivable, in accordance with ASC 326, Financial Instruments—Credit Losses. The Company recognizes an allowance for credit losses based on management’s estimate of lifetime expected credit losses, considering historical loss experience, current conditions, and reasonable and supportable forecasts.

Mortgage loans are primarily secured by real estate collateral. The Company evaluates its loan portfolio on an individual basis due to the nature of the underlying assets. In estimating expected credit losses, the Company considers the value of the underlying collateral, borrower payment performance, loan-to-value ratios, and other relevant qualitative factors. For loans in which repayment is expected to be substantially through the operation or sale of the collateral, the Company applies a collateral-dependent approach, whereby expected credit losses are measured based on the fair value of the underlying collateral, less estimated costs to sell, as applicable.

As of June 30, 2026, management determined that no allowance for credit losses was required, as no expected credit losses were identified after considering the estimated fair value of the underlying collateral relative to outstanding loan balances, borrower payment performance, and other relevant factors. The Company has not historically experienced credit losses on its loan portfolio. Management will continue to monitor the loan portfolio and will record an allowance for credit losses in future periods as expected credit losses arise based on updated information and estimates.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED June 30, 2026

Mortgage loans receivable is presented at fair value as of June 30, 2026.

Valuation Process and Techniques

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. Periodic reassessments of the models are performed to ensure that they are continuing to perform as designed.

Income Taxes

The Company has elected to be a partnership under the Internal Revenue Code and a similar section of the state code. The members of a partnership are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan agreement. Payoff fees and rebates are recognized when earned according to the contractual terms of the loan or other agreement. Loan sale premiums are earned when a loan is sold to an institutional investor who pays an amount over the value of the underlying mortgages. This is typically 1% of the par value.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the asset has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Fund, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over transferred assets through an agreement to repurchase them before their maturity.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

General Company Provisions

All of the business, investments, and affairs of the Partnership are directed by its general partner, Secured Income Manager LLC (the “General Partner”). The General Partner has full authority, power, and discretion to manage and control the Partnership, and Limited Partners have little or no control over day-to-day operations (with voting only on limited matters).

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED June 30, 2026

The Partnership is governed by a limited partnership agreement dated September 16, 2025 (the “Agreement”), which includes detailed provisions on governance, accounting and financial matters, transfer restrictions, and other key terms.

Terms and Offering of the Company

The General Partner does not currently have an exit strategy and intends to operate the Partnership in perpetuity, subject to dissolution events described below.

The Partnership Interests have not been registered with the U.S. Securities and Exchange Commission and are offered in reliance on exemptions from registration, including Section 4(a)(2) of the Securities Act and Regulation A.

The Partnership shall be dissolved upon the first to occur of, among other events: (i) an event making it unlawful/impossible/impractical to carry on the business, (ii) a vote of Limited Partners holding more than 75% of the Partnership Interests, (iii) the General Partner ceases to be general partner and holders of more than 50% of Interests elect not to continue, or (iv) the General Partner elects to dissolve at its sole discretion.

Limited Partnership Units

On September 17, 2025, the Partnership commenced an offering of up to 2,500 Limited Partner Interests at an offering price of $1,000 per Interest (the “Maximum Offering Amount” of $2,500,000). Interests may be issued in fractional amounts.

On December 3, 2025, the Partnership increased the Maximum Offering Amount to $10,000,000 and increased the maximum Interests offered from 2,500 to 10,000 Interests (at $1,000 per Interest).

On June 4, 2026, the Company received qualification from the U.S. Securities and Exchange Commission to issue Limited Partnership Units under Regulation A, the Conditional Small Issues Exemption, for a period of 12 months. Under the terms of the Company’s offering, it can issue up to 75,000 Limited Partnership Units at a price of $1,000 per unit. The Limited Partnership Units bear a preferred return of 7.00%. Limited Partners collectively holding more than 75% of the Limited Partnership Units may vote to dissolve the Company.

As of June 30, 2026, and December 31, 2025, the number of outstanding Limited Partnership Units were 9,169.42 and 4,643.20, respectively.

General Partnership Units

The Partnership issued General Partner Interests to Secured Income Manager LLC (the “General Partner”). General Partner Interests are voting interests and give the General Partner full authority, power, and discretion to manage and control the business and affairs of the Partnership and to act for and bind the Partnership; Limited Partners are not permitted to participate in the management or control of the Partnership’s business or operations except for limited voting matters.

General Partner Interests are entitled to 100% of remaining cash flow/profits after (i) payment of any deferred and compounded Preferred Return (if applicable) and (ii) the Limited Partners’ 7.00% per annum preferred return, and thereafter 100% of the remainder to the General Partner.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED June 30, 2026

As of June 30, 2026 and December 31, 2025, the General Partner, has a cumulative capital balance of $13,266 representing 13.26662 General Partner Interests.

Liquidity, Transfers and Withdrawals

There is no trading market for the Interests and none is expected to develop; Interests are “restricted securities,” and transfers are generally prohibited without the General Partner’s prior written approval (subject to limited exceptions and applicable securities law requirements).

Withdrawal / Redemption Policy

No Limited Partner may withdraw within the first six (6) months following admission. Thereafter, the Partnership will use best efforts to honor withdrawal requests for return of capital and payment of any deferred Preferred Return, subject to available cash flow, financial condition, and General Partner approval.

A Limited Partner may request withdrawal and may receive a 100% return of capital (and payment of any deferred Preferred Return) provided: (a) the Limited Partner has been admitted for at least six (6) months, and (b) the Limited Partner provides a written withdrawal request at least ninety (90) days prior to the requested withdrawal.

Withdrawals are subject to aggregate limits: the maximum aggregate amount of capital returned (i) each calendar quarter is limited to 10% of the total outstanding capital of the Partnership as of December 31 of the prior year, and (ii) the General Partner may also limit aggregate withdrawals during any calendar year to not more than 10% of the total outstanding capital as of December 31 of the prior year. The General Partner may waive requirements in cases of undue hardship.

The Partnership will not establish a dedicated reserve to fund withdrawals; withdrawal payments are limited to “Cash Available for Withdrawals” after paying current expenses (including compensation to the General Partner and affiliates), establishing adequate reserves, and providing for monthly cash distributions owed to Limited Partners. If cash is insufficient, payments may be made pro-rata, with unfulfilled portions carried forward (and the General Partner may further postpone or cancel unfulfilled portions in its discretion).

Profits and Losses

Net losses are allocated at fiscal year-end (a) first to Partners with positive capital accounts in proportion to their positive capital balances until reduced to zero, and (b) thereafter to the Partners in accordance with their Percentage Interests.

Net profits are allocated at fiscal year-end in the following order: (a) first to the General Partner to the extent of “excess” prior losses allocated to it, (b) next to Limited Partners as a “chargeback” to the extent of prior capital reductions, (c) next pro-rata among Limited Partners in amounts equal to actual cumulative preferred return distributions (to the extent not previously taken into account), and (d) thereafter 100% to the General Partner.

Distributions

Operating Cash Flow is distributed monthly, to the extent the General Partner determines cash is available, in the following order:

first, ratably to Limited Partners for any previously deferred and compounded Preferred Return owed;

second, ratably to Limited Partners a non-cumulative, non-compounded 7% per annum Preferred Return calculated on capital contributions; and third, 100% to the General Partner.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED June 30, 2026

If Limited Partners do not receive their full Preferred Return in a particular year, the unpaid portion does not carry forward unless a Limited Partner has elected deferment as described below.

Capital Transaction Cash Flow (and cash from dissolution) is distributed, to the extent available,

(a) first for any deferred and compounded Preferred Return, (b) second to Limited Partners until they have received 100% of unreturned capital contributions, and (c) thereafter 100% to the General Partner.

Management and Related Party Fees

The General Partner and its affiliates may receive fees, compensation, and reimbursements in connection with the Offering and ongoing operations.

Asset Management Fee: The General Partner earns an asset management fee of up to 1% per annum of the total amount of capital invested by the Partnership; calculated and paid monthly in arrears. For the six months ended June 30, 2026 the Company paid $12,000 in management fees.

Partnership Management Fee / Residual Cash Flow: The General Partner receives 100% of Operating Cash Flow remaining after Limited Partners have received their preferred return (per the distribution waterfall).

Loan Servicing Fees: The Partnership’s servicer (which may be a related party) is compensated up to 3% annually of the loan amount of performing loans being serviced, paid monthly and only from borrower payments. The Partnership has entered into a note servicing arrangement with BridgeWell Capital LLC, an affiliated licensed mortgage lender, to service notes owned by the Partnership. . For the sixth months ended June 30, 2026, the Company paid $32,499 in servicing fees.

Expense Reimbursements: The Partnership pays organizational and operating expenses, including reimbursement to the General Partner for out-of-pocket organizational/marketing expenses and other Partnership expenses (e.g., legal, tax, accounting, auditing, administration, and other professional fees).

NOTE 3 – MORTGAGE LOANS RECEIVABLE

Mortgage loans receivable consists of notes to individuals and companies, secured by deeds of trust, generally bearing interest at 8.00% to 12.99% per annum with either a balloon payment due at maturity or periodic amortizing payments. Notes have maturity dates through April 2033.

Mortgage Loan Participations

On the succeeding years the Company will periodically sell participations in its mortgage loans receivable. Sold participation that qualifies as a sale will be removed from the Company’s books and management recognizes its proportionate share of interest income on the remaining mortgage loans receivable as earned.

Sold participations that do not qualify as a sale are recorded as a secured borrowing that is paid down based on the payment terms of the corresponding mortgage loan receivable. Secured borrowings are reflected on the accompanying balance sheets, and interest expense is reflected in the accompanying statements of income. For the sixth months ended June 30, 2026, the Company did not have participation that qualify as a sale.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED June 30, 2026

Credit Risk Concentrations and Credit Quality

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Company’s business activity is with customers located in Florida, North Carolina, and South Carolina. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy in those areas. The Company does not believe that its exposure to any particular loan product or geographic area results in a significant concentration of credit risk.

Delinquency rates are the primary credit quality indicator. Delinquencies greater than 90 days are a strong indicator of loans that will ultimately result in a foreclosure or similar pay, as the delinquency rate of high-LTV loans tends to be greater than that for loans where the borrower has more equity in the collateral. As of June 30, 2026, the LTV for all outstanding loans measured at the origination of the loan ranged between 11% and 77%, with a weighted average LTV of 64%.

The geographic distribution of the loan collateral also provides insight as to the credit quality of the portfolio, as factors such as the regional economy, home price changes, and specific events such as natural disasters will affect credit quality.

NOTE 4 – FAIR VALUE MEASUREMENTS

The following table represents the Company’s fair value hierarchy for its assets measured at fair value on an estimated basis as of June 30,

	2026
	Level 1	Level 2	Level 3
Mortgage Loans Receivable	$—	$—	$9,017,399
	$—	$—	$9,017,399

The following table represents the Company’s fair value hierarchy for its assets measured at fair value on an estimated basis as of December 31,

	2025
	Level 1	Level 2	Level 3
Mortgage Loans Receivable	$—	$—	$4,528,766
	$—	$—	$4,528,766

For the sixth months ended June 30, 2026, the Company had the following Level 3 assets:

Mortgage Loans Receivable
Beginning Balance	$4,528,766
Purchases	7,868,216
Payoffs or Paydowns	(3,379,583)
Total	$9,017,399

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED June 30, 2026

For the year ended December 31, 2025, the Company had the following Level 3 assets:

Mortgage Loans Receivable
Beginning Balance	$—
Purchases	4,529,764
Payoffs or Paydowns	(998)
Total	$4,528,766

Due to their short-term nature, the carrying values of cash, accrued interest, related party receivable, accounts payable and related party payable approximate their fair values at June 30, 2026 and December 31, 2025.

NOTE 5 – RELATED PARTY

Related Party Receivable

There was no balance of related party receivable at June 30, 2026.

The balance of related party receivable at December 31, 2025 was $1,000, owed by SIM. This amount is comprised of uncollected members’ capital.

All mortgage loan receivables were purchased at par. The mortgage loan receivables for the period ended June 30, 2026 and December 31, 2025 were $7,868,216 and $4,529,764 respectively. All loans that were purchased were originated by an affiliate, BridgeWell Capital LLC (the Lender) and owed prior to purchase by an affiliate partnership, BW Preferred Income LP.

Related Party Payable

There was no balance of related party payable as of June 30, 2026.

The balance of related party payable on December 31, 2025 was $16,923 owed to BW Preferred Income LP. This amount is comprised of syndication fees in preparing, marketing and selling the partnership units.

NOTE 6 – INCOME TAXES

The Company has evaluated its current tax positions and has concluded that as of June 30, 2026 no significant uncertain tax positions exist for which a reserve would be necessary.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. To the extent penalties and interest are incurred through the examinations, they would be included in the accompanying statements of income.

NOTE 7 – PARTNERS CAPITAL

Limited Partnership Units

On September 17, 2025, the Partnership commenced an offering of up to 2,500 Limited Partner Interests at an offering price of $1,000 per Interest (the “Maximum Offering Amount” of $2,500,000). Interests may be issued in fractional amounts.

On December 3, 2025, the Partnership increased the Maximum Offering Amount to $10,000,000 and increased the maximum Interests offered from 2,500 to 10,000 Interests (at $1,000 per Interest).

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED June 30, 2026

On June 4, 2026, the Company received qualification from the U.S. Securities and Exchange Commission to issue Limited Partnership Units under Regulation A, the Conditional Small Issues Exemption, for a period of 12 months. Under the terms of the Company’s offering, it can issue up to 75,000 Limited Partnership Units at a price of $1,000 per unit. The Limited Partnership Units bear a preferred return of 7.00%. Limited Partners collectively holding more than 75% of the Limited Partnership Units may vote to dissolve the Company.

As of June 30, 2026, and December 31, 2025, the number of outstanding Limited Partnership Units were 9,169.42 and 4,643.20, respectively.

During the six months ending June 30, 2026, the Partnership had earnings distributions of $252,137. Of the $252,137 earnings distributions, $181,112 were elected to be deferred to be paid at a later date.

General Partnership Units

The Partnership issued General Partner Interests to Secured Income Manager LLC (the “General Partner”). General Partner Interests are voting interests and give the General Partner full authority, power, and discretion to manage and control the business and affairs of the Partnership and to act for and bind the Partnership; Limited Partners are not permitted to participate in the management or control of the Partnership’s business or operations except for limited voting matters.

General Partner Interests are entitled to 100% of remaining cash flow/profits after (i) payment of any deferred and compounded Preferred Return (if applicable) and (ii) the Limited Partners’ 7.00% per annum preferred return, and thereafter 100% of the remainder to the General Partner.

As of June 30, 2026 and December 31, 2025, the General Partner, has a cumulative capital balance of $13,266 representing 13.26662 General Partner Interests.

Syndication Costs

Syndication costs, which consist primarily of legal, accounting, and marketing fees associated with the syndication of partnership interests, are capitalized and recorded as a reduction of total partners’ capital. These costs are not amortized. Cumulative syndication costs for the periods ended June 30, 2026, and December 31, 2025, were $174,025 and $115,312, respectively.

BRIDGEWELL SECURED INCOME LP

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED June 30, 2026

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2026.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was formed in 2025 and generated revenue and net profit on its first year of operation. Management has evaluated the Company’s financial condition and results of operation as of June 30, 2026, and has determined there were no conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date these financial are issued. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Investment Capital

From July 1 through September 18, 2026 the Company issued an additional 2,148.87 Limited Partnership Units for $2,148,870 and returned 47.8 Limited Partnership Units for $47,800.

Management’s Evaluation

Management has evaluated subsequent events through September 18 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Item 4. Exhibits

Exhibit No.	Description

2.1	Certificate of Limited Partnership
2.2	Partnership Agreement
4.1	Form of Subscription Agreement
6.1	Lender Servicing Agreement

(1)	Filed with Form 1-A on May 11, 2026, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 18, 2026.

BridgeWell Secured Income LP,
a Florida limited partnership

By:	Secured Income Manager LLC
a Florida limited liability company
its General Partner

By:	/s/ Jennifer L. Jones
Jennifer L. Jones

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jennifer Jones	Manager of Secured Income Manager LLC	September 18, 2026
Jennifer Jones	(principal executive, principal financial, and principal accounting officer)